MOORGATE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2020___ AND ENDING ___12/31/2020___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moorgate Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1686 Union Street, # 307

(No. and Street)

San Francisco	CA	94123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Alexander

212-555-3898

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC

(Name – *if individual, state last, first, middle name*)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Michael Alexander_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____Moorgate Securities LLC_____
of _December 31_____ , as
_____, 20 20_____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

                                                    _____
                                                              Signature
                                                              PARTNER
_____   _____
         Notary Public   Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF _Virginia_____
COUNTY OF _Fairfax_____
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 29th DAY OF _March___, 2021,
BY _Michael Alexander_____
_____
         NOTARY PUBLIC



MOORGATE SECURITIES, LLC

DECEMBER 31, 2020

TABLE OF CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Moorgate Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moorgate Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

March 31, 2021

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

MOORGATE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	103,653
Transaction fees receivable		525,001
Prepaid expenses and other assets		5,656
Total assets	$	634,310

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Due to Parent	$	14,623
Accrued expenses		7,133
Total liabilities		21,756
Member's equity		612,554
Total liabilities and member's equity	$	634,310

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Moorgate Securities LLC, (the "Company") is a limited liability company organized under the laws of the state of Delaware on April 28, 2009. The Company is wholly-owned by Moorgate Capital Partners LLC (the "Parent"). The Company's operations consist primarily of financial advisory and private capital raises for corporate clients.

On April 10, 2010, the Company became a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes success and advisory fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Management has determined that one performance obligation exists, for contracts with customers, and that the unconstrained portion is recognized over time in the form of advisory fees.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue recognition *(continued)*

Transaction fees
Transaction fee revenues are fees arising from offerings in which the Company acts as an underwriter or agent and generally consist of a nonrefundable up-front fee and a success fee. The nonrefundable fee is recorded as deferred revenue upon receipt and recognized at a point in time when the performance obligation is satisfied, or when the transaction is deemed by management to be terminated. Management's judgment is required in determining when a transaction is considered to be terminated.

The success related advisory fees are considered variable consideration and recognized when it is probable that the variable consideration will not be reversed in a future period. The variable consideration is considered to be constrained until satisfaction of the performance obligation. The Company's performance obligation is generally satisfied at a point in time upon the closing of a strategic transaction, completion of a financing or underwriting arrangement, or some other defined outcome. At this time, the Company has transferred control of the promised service and the customer obtains control. As these arrangements represent a single performance obligation, allocation of the transaction price is not necessary. The Company has elected to apply the following optional exemptions regarding disclosure of its remaining performance obligations: the Company's performance obligation is part of a contract that has an original expected duration of one year or less.

Service fees
Service fee revenues are fees for investment banking services provided to third parties. These services include business development and strategic management. Service fee revenues are billed monthly and the Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Disaggregation of revenue can be found on the statement of operations as of December 31, 2020 by revenue stream.

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers:

	1-Jan-20	31-Dec-20
Receivables, included in transaction fees receivable	$ 437,201	$ 525,001
Contract assets	$ -	$ -
Contract liabilities	$ -	$ -

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Fee receivable and allowance for credit losses
Fees receivable are carried at cost less an allowance for credit losses.

On January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The adoption of ASC 326 had no impact on the Company's opening members' equity. The Company's expectation is that the credit risk associated with fees receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations. Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in the fees receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of December 31, 2020.

Concentration of risk
The Company maintains cash in bank accounts with a single financial institution. The balances are insured by the FDIC up to $250,000. From time to time, the balance in this account may exceed the federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash balances.

For the year ended December 31, 2020, five customers accounted for 100% of the Company's revenues and one customer accounted for 100% of the transaction fees receivable at December 31, 2020.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

   Income taxes
   As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. At December 31, 2020, the Parent has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Parent is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

3. **RELATED PARTY TRANSATIONS**

   Pursuant to the management and expense sharing agreement, the Parent will pay directly certain operating expenses, which are incurred "in common" by the Company. The Parent will provide to the Company all equipment, furniture, utilities, facilities and administrative support necessary or appropriate to carry on the Company's activities. The Parent agreed that it will apportion to and collect from the Company on a monthly basis 25% of the "common" expenses incurred. The Company has a balance of $14,623 due to the Parent and it is expected that this remaining balance will be paid in 2021, and it is included in due to Parent on the statement of financial condition. The Company earns revenue from an entity under common control and at December 31, 2020, the Company had a balance due of $500,001 from the related entity and is included in transaction fees receivable on the statement of financial condition.

4. **NET CAPITAL REQUIREMENTS**

   The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

   At December 31, 2020, the Company had net capital, as defined, of $81,897, which exceeded the required minimum net capital of $5,000 by $76,897. Aggregate indebtedness at December 31, 2020 totaled $21,756. The Company's percentage of aggregate indebtedness to net capital was 26.57%.

5. **OTHER LOSS**

During the year ended December 31, 2020, as a result of a cyber breach, the Company did not receive $50,000 paid by a client for services rendered.

6. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2020 and through date of issuance and determined that there are no material events that would require disclosures in the Company's financial statements.